United states

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

JAKKS Pacific, Inc.

(Name of Subject Company (issuer) and Filing Person (Offeror))

Common Shares, par value $0.001

(Title of Class of Securities)

47012E106

(CUSIP Number of Class of Securities)

JAKKS Pacific, Inc.

Attention: Joel M. Bennett

Executive Vice President and Chief Financial Officer

22619 Pacific Coast Highway

Malibu, California

(310) 456-7799
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

With copies to:

Murray L. Skala	Alan C. Myers, Esq.
Geoffrey A. Bass	Jonathan J. Lerner, Esq.
Feder Kaszovitz LLP	Skadden, Arps, Slate, Meagher & Flom LLP
845 Third Avenue	Four Times Square
New York, NY 10022-6601	New York, NY 10036
(212) 888-8200	(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$80,000,000	$9,168

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 4,000,000 shares of common stock of JAKKS Pacific, Inc. at a purchase price of $20.00 per share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by JAKKS Pacific, Inc., a Delaware Corporation ("JAKKS"), to purchase for cash up to 4,000,000 shares of its common stock, par value $0.001 per share (the "Shares"), together with the associated rights to purchase Series A Junior Participating Preferred Stock of JAKKS, par value $0.001 per share ("Series A Preferred Stock"), issued pursuant to the Rights Agreement, dated as of March 5, 2012, between JAKKS and Computershare Trust Company, N.A., as Rights Agent (the "Rights Agreement"), at a price of $20.00 per Share, net to the seller, in cash, without interest, but subject to applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 25, 2012 (the "Offer to Purchase"), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the "Offer"), a copy of which is attached hereto as Exhibit (a)(1)(B). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated herein by reference in response to all the items of this Schedule TO.

Item 1. Summary Term Sheet.

The information under the heading "Summary Term Sheet," included in the Offer to Purchase, is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is JAKKS Pacific, Inc. The address and telephone number of the issuer's principal executive offices are: 22619 Pacific Coast Highway, Malibu, California, 90265 (310) 456-7799.

(b) The subject securities are shares of common stock, par value $0.001 per share, together with the associated rights to purchase Series A Preferred Stock, par value $0.001 per share, of JAKKS. As of May 24, 2012, there were 26,019,087 Shares outstanding.

(c) Information about the trading market and price of the Shares is incorporated herein by reference from the Offer to Purchase under the heading "Section 8 — Price Range of Shares; Dividends; Rights Agreement."

Item 3. Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is JAKKS Pacific, Inc. The address and telephone number of JAKKS is set forth under Item 2(a) above. The names of the directors and executive officers of JAKKS are as set forth in the Offer to Purchase under the heading "Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of JAKKS is c/o JAKKS Pacific, Inc., 22619 Pacific Coast Highway, Malibu, California 90265, (310) 456-7799.

Item 4. Terms of the Transaction.

(a) The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings "Summary Term Sheet," "Section 1 — Number of Shares; Proration," "Section 2 — Purpose of the Offer; Certain Effects of the Offer," "Section 3 — Procedures for Tendering Shares," "Section 4 — Withdrawal Rights," "Section 5 — Purchase of Shares and Payment of the Purchase Price," "Section 6 — Conditional Tender of Shares," "Section 7 — Conditions to the Offer," "Section 9 — Source and Amount of Funds," "Section 10 — Certain Information Concerning JAKKS," "Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 14 — Certain U.S. Federal Income Tax Consequences" and "Section 15 — Extension of the Offer; Termination; Amendment." There will be no material differences in the rights of security holders as a result of this transaction.

(b) The details regarding any purchases from an officer, director or affiliate of JAKKS are incorporated herein by reference from the Offer to Purchase under the heading "Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares."

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e) Information regarding agreements involving JAKKS' securities is incorporated herein by reference from the Offer to Purchase under the headings "Section 8 — Price Range of Shares; Dividends; Rights Agreement" and "Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares."

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Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the headings "Summary Term Sheet" and "Section 2 — Purpose of the Offer; Certain Effects of the Offer."

(b) Information regarding the treatment of Shares acquired pursuant to the Offer is incorporated herein by reference from the Offer to Purchase under the heading "Section 2 — Purpose of the Offer; Certain Effects of the Offer."

(c) Information about any plans or proposals is incorporated herein by reference from the Offer to Purchase under the heading "Section 2 — Purpose of the Offer; Certain Effects of the Offer."

Item 7. Source and Amount of Funds or Other Consideration.

(a) Information regarding the source and total amount of funds is incorporated herein by reference from the Offer to Purchase under the heading "Section 9 — Source and Amount of Funds."

(b) Information regarding the financing is incorporated herein by reference from the Offer to Purchase under the heading "Section 9 — Source and Amount of Funds."

(d) Information regarding the loan agreement and plans or arrangements to finance and repay such loan agreement is incorporated herein by reference from the Offer to Purchase under the heading "Section 9 — Source and Amount of Funds."

Item 8. Interest in Securities of the Subject Company.

(a) The information under the heading "Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

(b) The information under the heading "Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information under the headings "Summary Term Sheet" and "Section 16 — Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a) The information under the headings "Section 2 — Purpose of the Offer; Certain Effects of the Offer," "Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" and "Section 13 — Certain Legal Matters; Regulatory Approvals."

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 25, 2012.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 25, 2012.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 25, 2012.

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(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release announcing the Settlement Agreement, dated April 22, 2012 (incorporated herein by reference from JAKKS' Current Report on Form 8-K, filed with the SEC on April 25, 2012).

(a)(5)(B)	Press release announcing the launch of the Offer, dated May 25, 2012.

(b)	Not applicable.

(d)(1)	JAKKS Pacific, Inc. 2002 Stock Award and Incentive Plan (incorporated herein by reference from JAKKS' Registration Statement on Form S-8, filed with the SEC on December 5, 2002).

(d)(2)	JAKKS Pacific, Inc. Third Amended and Restated 1995 Stock Option Plan (incorporated herein by reference from JAKKS' Registration Statement on Form S-8, filed with the SEC on December 3, 1998).

(d)(3)	Settlement Agreement, entered into as of April 22, 2012, by and between JAKKS Pacific, Inc. and the Clinton Group, Inc., on behalf of itself and its affiliated funds, persons and entities, both current and future (incorporated herein by reference from JAKKS' Current Report on Form 8-K, filed with the SEC on April 25, 2012).

(d)(4)	Rights Agreement, entered into as of March 5, 2012, by and between JAKKS Pacific, Inc. and Computershare Trust Company, N.A., relating to Series A Junior Participating Preferred Stock purchase rights (incorporated herein by reference from JAKKS' Current Report on Form 8-K, filed with the SEC on March 5, 2012).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:		/s/ Joel M. Bennett
		Name:	Joel M. Bennett
		Title:	Executive Vice President and Chief Financial Officer

Date: May 25, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 25, 2012.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 25, 2012.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 25, 2012.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release announcing the Settlement Agreement, dated April 22, 2012 (incorporated herein by reference from JAKKS' Current Report on Form 8-K, filed with the SEC on April 25, 2012).

(a)(5)(B)	Press release announcing the launch of the Offer, dated May 25, 2012.

(b)	Not applicable.

(d)(1)	JAKKS Pacific, Inc. 2002 Stock Award and Incentive Plan (incorporated herein by reference from JAKKS' Registration Statement on Form S-8, filed with the SEC on December 5, 2002).

(d)(2)	JAKKS Pacific, Inc. Third Amended and Restated 1995 Stock Option Plan (incorporated herein by reference from JAKKS' Registration Statement on Form S-8, filed with the SEC on December 3, 1998).

(d)(3)	Settlement Agreement, entered into as of April 22, 2012, by and between JAKKS Pacific, Inc. and the Clinton Group, Inc., on behalf of itself and its affiliated funds, persons and entities, both current and future (incorporated herein by reference from JAKKS' Current Report on Form 8-K, filed with the SEC on April 25, 2012).

(d)(4)	Rights Agreement, entered into as of March 5, 2012, by and between JAKKS Pacific, Inc. and Computershare Trust Company, N.A., relating to Series A Junior Participating Preferred Stock purchase rights (incorporated herein by reference from JAKKS' Current Report on Form 8-K, filed with the SEC on March 5, 2012).

(g)	Not applicable.

(h)	Not applicable.